Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is the text of a joint press release issued by Epicor Software Corporation and Scala Business Solutions N.V. on May 12, 2004.

For Immediate Release

Valerie Brodie	Neville Hobson
VP, Investor Relations & Corporate Communications	VP Corporate Communication
Epicor Software Corporation	Scala Business Solutions
Irvine, CA, USA	Amsterdam, The Netherlands
Phone +1 949-585-4293	Phone +31 20 427 4361
E-mail vbrodie@epicor.com	E-mail neville.hobson@scala.net

Epicor Commences Public Offer for All Shares

of Scala Business Solutions

IRVINE, Calif., USA, and AMSTERDAM, The Netherlands—May 12, 2004—Epicor® Software Corporation (NASDAQ: EPIC) and Scala® Business Solutions NV (Euronext: A.SCALA) announce that Epicor will commence a public offer (the ‘Offer’) for all issued and outstanding ordinary shares of Scala (the ‘Scala Shares’) on May 13, 2004.

The tender period for the Offer will commence on May 13, 2004 at 9:00 a.m. Central European Time (‘CET’) and will remain open until June 11, 2004 at 3:00 p.m. CET, unless extended.

The Offer Price

For each Scala Share that is validly tendered and delivered pursuant to the Offer, Epicor will offer US$ 1.8230 in cash, subject to the offer price adjustment (if any) described below plus 0.1795 shares of Epicor common stock with par value US$ 0.001 per share.

The Offer price adjustment

If the product of (x) the average closing Epicor’s stock price during the ten NASDAQ trading day period ending two full trading days prior to the expiration of the Offer, scheduled for June 11, 2004 (3:00 p.m. CET) and (y) 0.1795 is less than US$ 1.8327, the cash portion of the offer price will be increased by the amount by which such product is less than US$ 1.8327, up to a maximum of US$ 0.3665 per Scala share tendered and accepted. Epicor will publicly announce the final offer price after the close of the NASDAQ trading day that is two full trading days prior to the tender closing date (subject to extension of the tender period).

Recommendation of the Offer

Both companies reconfirm their commitment to the planned business combination and the numerous synergies and strategic opportunities of the combined entity as previously announced. Epicor’s board of directors reconfirms its full commitment to this strategic transaction. Scala’s supervisory board and managing board reconfirm their full support for the Offer, and unanimously recommend that Scala’s shareholders accept it.

Conditions

There are a number of conditions that need to be satisfied or waived before Epicor will declare the Offer unconditional. These conditions are described in the offering memorandum and the prospectus. Epicor will announce whether or not it declares the Offer unconditional by no later than June 18, 2004 unless the tender period is extended. If it is extended, Epicor will announce the

-More-

Epicor Commences Public Offer for Scala

extension by way of a press release to be issued on or before 8:00 CET on June 16, 2004, and advertisements in the Euronext Amsterdam Daily Official List (Officiële Prijscourant) and in at least one daily national newspaper in The Netherlands by no later than June 16, 2004.

Settlement

If the Offer has been declared unconditional, the Scala shareholders that have validly tendered their Scala Shares pursuant to the Offer within the tender period shall receive the offer price within three Euronext trading days after the Offer being declared unconditional. No fractional shares of Epicor common stock will be issued.

Listing on Nasdaq

Epicor is listed on the NASDAQ exchange and the Epicor common stock to be issued pursuant to the Offer will therefore trade on NASDAQ.

De-listing from Euronext

After declaring the Offer unconditional, Epicor will consult with Euronext about the de-listing of the Scala Shares from Euronext.

Annual General Meeting of Scala

Scala will hold a general meeting of shareholders at 2:00 p.m. CET on June 1, 2004 at Hotel de l’Europe (Nieuwe Doelenstraat 2-8, Amsterdam, The Netherlands) to discuss, amongst others, the public offer in accordance with Article 9q of the 1995 Decree on the Supervision of the Securities Trade (Besluit toezicht effectenverkeer 1995).

Offering Memorandum and Prospectus

Copies of the prospectus and, as of May 13, 2004, of the offering memorandum are available on the SEC Web site at www.sec.gov or via links thereto on Scala’s Web site at www.scala.net/investors/Epicor/ and Epicor’s Web site at www.epicor.com/company/investor/, on the Euronext Web site at www.euronext.com (for Dutch residents only) and can also be obtained, free of charge, at the addresses of Scala and ABN AMRO upon written or oral request to:

Scala Business Solutions N.V. Prinsengracht 739-741 1017 JX Amsterdam The Netherlands		ABN AMRO Bank N.V. Department Equity Capital Markets HQ 7006 Gustav Mahlerlaan 10 1082 PP Amsterdam
Telephone number:	+31 20 427 4361	The Netherlands
Facsimile: Email:	+31 20 423 3100 epicoroffer@scala.net	Telephone number: Facsimile: Email:	+31 20 383 6707 +31 20 628 0004 prospectus@nl.abnamro.com

Scala shareholders are advised to study the offering memorandum and the prospectus, including all annexes and documents incorporated by reference therein, carefully because they contain important information and to seek independent advice where appropriate in order to come to a balanced judgement with respect to the Offer.

Restrictions

The Offer and the distribution of the offering memorandum and the prospectus and any related materials may in certain jurisdictions other than the Netherlands and the United States, including but not limited to, the United Kingdom, Canada, Australia and Japan, be restricted by law. The Offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of this Offer or the acceptance of the Offer would not be in compliance with the laws of that jurisdiction. Persons into whose possession the offering memorandum and/or the prospectus or any related materials come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities’ laws of any such jurisdiction. None of Epicor, Scala or any of their advisers accepts or assumes any responsibility or liability for any violation by any person of any such restrictions. Any person who is in any doubt as to his position in this respect should consult an appropriate professional adviser without delay.

-More-

Epicor Commences Public Offer for Scala

The prospectus is not a prospectus as referred to in article 3 paragraph 2 sub b of the 1995 Act on the Supervision of the Dutch Securities Trade (Wet toezicht effectenverkeer 1995). The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has granted Epicor a dispensation from the requirement pursuant to article 3 paragraph 1 of the aforementioned Act.

About Epicor Software Corporation

For 20 years, Epicor has been a recognized leader dedicated to providing integrated enterprise software to midmarket companies around the world. With over 15,000 customers, Epicor has delivered end-to-end, industry-specific solutions that enable companies to immediately improve business operations and build competitive advantage. Epicor’s comprehensive suite of integrated software solutions for Customer Relationship Management, Financials, Manufacturing, Supply Chain Management, Professional Services Management and Collaborative Commerce provide the scalability and flexibility to support long-term growth. Epicor’s solutions are complemented by a full range of services, providing single point of accountability to promote rapid return on investment and low total cost of ownership. Epicor’s worldwide headquarters is located in Irvine, California with offices and affiliates around the world. For more information, visit the company’s Web site at www.epicor.com.

About Scala Business Solutions

Scala Business Solutions offers a collaborative ERP system to make business simple. Whether companies do business in established or emerging markets, or even in some of the world’s most difficult-to-get-to places, Scala offers them the most complete, integrated ERP, CRM and SCM solution on a Web services platform to help them increase their business efficiency and productivity.

Scala has the local know-how and expertise to deliver results for businesses anywhere in the world, gained from over 25 years working with international companies and their subsidiaries and divisions in all types of industries. Scala delivers software and services which support local currencies, accounting regulations and legal requirements in more than 30 languages in over 140 countries.

Scala is listed on the Euronext Amsterdam Stock Exchange (symbol: SCALA). 2003 revenue was US$ 69.1 million.

Visit Scala’s Web site at www.scala.net for press information including press releases, information for investors, and company and product information.

# # #

Epicor is a registered trademark of Epicor Software Corporation. All other trademarks referenced are the property of their respective owners.

© 2004 Scala Business Solutions NV. All rights reserved. The Scala logo, Scala® and iScala® are registered trademarks. Other trademarks or registered trademarks are the property of their respective owners.

Forward-Looking Statements

Management of Epicor Software Corporation and Scala Business Solutions NV believe certain statements in this press release may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Epicor and Scala with respect to these items.

These forward looking statements include statements regarding the expected close date of the offer period, the purchase price, the expected benefits of the transaction and other statements that are not historical fact. These forward-looking statements are based on currently available data together with management’s views and assumptions regarding future events as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements.

Such risks and uncertainties include but are not limited to, the companies’ ability to satisfy conditions to closing, including regulatory approvals, changes in the public markets for Epicor and Scala stock, the companies’ ability to integrate operations and retain key personnel; changes in the demand for enterprise resource planning products, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies

-More-

Epicor Commences Public Offer for Scala

anticipated from the acquisition and Epicor’s other acquisitions; changes in the financial condition of the companies’ major commercial customers and the companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Epicor’s Annual report on Form 10-K, for the period ended December 31, 2003. As a result of these factors the business or prospects expected by the company as part of this announcement may not occur. The companies undertake no obligation to revise or update publicly any forward-looking statements.

Additional Information and Where To Find It

Epicor has filed a registration statement on Form S-4 containing a prospectus and, as of May 13, 2004, an offering memorandum in connection with the Offer. The shareholders of Scala are urged to read these documents and other relevant materials when they become available because they contain important information about the Offer, Epicor and Scala. Investors and shareholders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the SEC by Epicor on Epicor’s Investor Relations page on its corporate Web site at www.epicor.com/company/investor/ or on Scala’s Investor Relations page on its corporate Web site, www.scala.net/investors/epicor/.

-More-